Exhibit 99.1

Zai Lab Announces Closing of Public Offering of American Depositary Shares and Full Exercise of Greenshoe Option

SHANGHAI, China, and SAN FRANCISCO, Jan. 27, 2020 (GLOBE NEWSWIRE) -- Zai Lab Limited (“Zai Lab” or the “Company”) (NASDAQ: ZLAB), a China and U.S.-based innovative commercial stage biopharmaceutical company, today announced the closing of its previously-announced underwritten public offering of 5,500,000 American depositary shares (“ADSs”), each representing one ordinary share of the Company (the “Primary ADS Offering”), at a price of US$47.50 per ADS. In addition, QM11 Limited, a shareholder of the Company, offered 500,000 ADSs of the Company (the “Secondary ADS Offering” and together with the Primary ADS Offering, the “Offering”) at the same price.

Zai Lab and QM11 Limited had also granted the underwriters a 30-day option to purchase up to an additional 800,000 and 100,000 ADSs, respectively at the public offering price, less underwriting discounts and commissions. The underwriters fully exercised their option to purchase these additional ADSs. Given the full exercise of the option, QM11 Limited now owns approximately 12.15% of the Company’s share capital immediately following this Offering. The Offering closed on January 27, 2020.

The gross proceeds to Zai Lab from this Offering, before deducting underwriting discounts and commissions and other offering expenses, were approximately US$299.3 million. Zai Lab did not receive any proceeds from the sale of ADSs by QM11 Limited.

J.P. Morgan, Citigroup, Goldman Sachs & Co. LLC and SVB Leerink acted as joint book-running managers, and Guggenheim Securities acted as lead manager for the Offering.

The ADSs were offered pursuant to a shelf registration statement on Form F-3ASR, which became automatically effective upon filing with the U.S. Securities and Exchange Commission (“SEC”) on March 29, 2019 and was subsequently amended and became automatically effective upon filing with the SEC on January 21, 2020.

The Offering was made only by means of a prospectus supplement and an accompanying prospectus included in Form-3ASR. The registration statement on Form F-3ASR and the prospectus supplement are available at the SEC’s website at: http://www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus may be obtained from: (i) J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-866-803-9204 or by email at prospectus-eq_fi@jpmchase.com, (ii) Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at 1-800-831-9146, (iii) Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at 1-866-471-2526, by facsimile at (212) 902-9316 or by email at prospectus-ny@ny.email.gs.com or (iv) SVB Leerink LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, by telephone at 1-800-808-7525 ex. 6132 or by email at syndicate@svbleerink.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy ADSs or any other securities, nor shall there be any sale of ADSs in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Zai Lab

Zai Lab (NASDAQ:ZLAB) is a China and U.S.-based innovative commercial stage biopharmaceutical company focused on bringing transformative medicines for cancer, infectious and autoimmune diseases to patients in China and around the world. The company’s experienced team has secured partnerships with leading global biopharma companies, generating a broad pipeline of innovative drug candidates targeting the fast-growing segments of China’s pharmaceutical market and addressing unmet medical needs. Zai Lab’s vision is to become a fully integrated biopharmaceutical company, discovering, developing, manufacturing and commercializing its partners’ and its own products in order to impact human health worldwide.

Zai Lab Forward-Looking Statements

This press release includes certain disclosures which contain “forward-looking statements.” You can identify forward-looking statements because they contain words such as “anticipate” and “expected.” Forward-looking statements are based on Zai Lab’s current expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements, which are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements are set forth in Zai Lab’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 and its other filings with the U.S. Securities and Exchange Commission. Zai Lab undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

For more information, please contact:

ZAI LAB CONTACTS:

Zai Lab

Billy Cho, CFO

+86 137 6151 2501

billy.cho@zailaboratory.com

Media: Ryo Imai / Robert Flamm, Ph.D.

Burns McClellan, on behalf of Zai Lab

212-213-0006 ext. 315 / 364

rimai@burnsmc.com / rflamm@burnsmc.com

Investors: Pete Rahmer / Mike Zanoni

Endurance Advisors, on behalf of Zai Lab

415-515-9763 / 610-442-8570

prahmer@enduranceadvisors.com / mzanoni@enduranceadvisors.com